UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On February 26, 2026, the Board of Directors of Korea Electric Power Corporation (“KEPCO”) resolved to hold the annual ordinary general meeting of shareholders as follows.

1.	Date / Time: March 25, 2026 / 11:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

KEPCO Headquarters

3.	Items to be Reported

-	Audit Report

-	Management report on KEPCO’s operation

-	Operation report on internal accounting control system

4.	Agendas for Shareholder Approval:

1)	Approval of financial statements for the fiscal year 2025

2)	Approval of the ceiling amount of remuneration for directors in 2026

3)	Approval of Amendments to the Articles of Incorporation of KEPCO

※	Details regarding agendas mentioned above will be provided in future filings on Form 6-K of notice for AGM.

Under applicable Korean law, without attending the above shareholders’ meeting, shareholders of common shares may exercise their voting rights through electronic voting system by using https://evote.ksd.or.kr. Such exercise can be made from 9 am, Seoul time, on March 15, 2026 until 5 pm, Seoul time, on March 24, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name: Joo, Hwa-sik
Title: Vice President

Date: February 26, 2026